UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2016

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2016

ITEM 1 – FINANCIAL STATEMENTS

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended March 31,
	2016	2015
	$	$
Voyage revenues (note 9a)	95,771	97,326

Voyage expenses	(457)	(318)
Vessel operating expenses (note 9a)	(21,853)	(21,634)
Depreciation and amortization	(23,611)	(23,569)
General and administrative expenses (notes 9a and 13)	(5,428)	(6,708)
Loss on sale of vessels (note 5)	(27,439)	—

Income from vessel operations	16,983	45,097

Equity income	9,498	18,058
Interest expense (notes 7 and 10)	(13,997)	(10,104)
Interest income	602	734
Realized and unrealized loss on non-designated derivative instruments (note 10)	(38,089)	(14,032)
Foreign currency exchange (loss) gain (notes 7 and 10)	(10,118)	25,930
Other income	419	443

Net (loss) income before income tax expense	(34,702)	66,126
Income tax (expense) recovery (note 8)	(261)	225

Net (loss) income	(34,963)	66,351

Non-controlling interest in net (loss) income	2,175	3,283
General Partner’s interest in net (loss) income	(743)	8,642
Limited partners’ interest in net (loss) income	(36,395)	54,426
Limited partners’ interest in net (loss) income per common unit: (note 12)
• Basic	(0.46)	0.69
• Diluted	(0.46)	0.69
Weighted-average number of common units outstanding:
• Basic	79,557,872	78,514,335
• Diluted	79,557,872	78,553,194

Cash distributions declared per common unit	0.1400	0.7000

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands of U.S. Dollars)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2016	2015
	$	$
Net (loss) income	(34,963)	66,351

Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized loss on qualifying cash flow hedging instruments (note 10)	(12,115)	(973)
Amounts reclassified from accumulated other comprehensive loss
To equity income:
Realized loss on qualifying cash flow hedging instruments	929	362

Other comprehensive loss	(11,186)	(611)

Comprehensive (loss) income	(46,149)	65,740

Non-controlling interest in comprehensive (loss) income	556	3,283
General and limited partners’ interest in comprehensive (loss) income	(46,705)	62,457

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at	As at
	March 31,	December 31,
	2016	2015
	$	$
ASSETS
Current
Cash and cash equivalents	114,145	102,481
Restricted cash – current (notes 7 and 10)	6,100	6,600
Lease receivable (note 5)	94,392	—
Accounts receivable, including non-trade of $11,707 (2015 – $7,058)	12,235	22,081
Prepaid expenses	5,470	4,469
Current portion of net investments in direct financing leases (note 5)	17,986	20,606
Advances to affiliates (notes 9b and 10)	15,524	13,026

Total current assets	265,852	169,263

Restricted cash – long-term (notes 7, 10 and 11)	100,090	104,919

Vessels and equipment
At cost, less accumulated depreciation of $686,035 (2015 – $666,710)	1,444,950	1,595,077
Vessels under capital leases, at cost, less accumulated depreciation of $58,362 (2015 – $56,316) (note 5)	292,145	88,215
Advances on newbuilding contracts (note 9d)	368,825	424,868

Total vessels and equipment	2,105,920	2,108,160

Investments in and advances to equity accounted joint ventures (note 6)	892,492	883,731
Net investments in direct financing leases (note 5)	640,836	646,052
Other assets	11,409	20,811
Derivative assets (note 10)	3,016	5,623
Intangible assets – net	76,551	78,790
Goodwill – liquefied gas segment	35,631	35,631

Total assets	4,131,797	4,052,980

LIABILITIES AND EQUITY
Current
Accounts payable	2,345	2,770
Accrued liabilities (note 10)	32,734	37,456
Unearned revenue	15,857	19,608
Current portion of long-term debt (note 7)	135,551	197,197
Current obligations under capital lease (note 5)	64,024	4,546
Current portion of in-process contracts	12,886	12,173
Current portion of derivative liabilities (note 10)	39,229	52,083
Advances from affiliates (notes 9b and 10)	13,393	22,987

Total current liabilities	316,019	348,820

Long-term debt (note 7)	1,851,788	1,802,012
Long-term obligations under capital lease (note 5)	167,857	54,581
Long-term unearned revenue	11,319	30,333
Other long-term liabilities (note 5)	70,118	71,152
In-process contracts	17,570	20,065
Derivative liabilities (note 10)	210,128	182,338

Total liabilities	2,644,799	2,509,301

Commitments and contingencies (notes 5, 7, 10 and 11)

Equity
Limited Partners	1,425,633	1,472,327
General Partner	47,833	48,786
Accumulated other comprehensive loss	(11,618)	(2,051)

Partners’ equity	1,461,848	1,519,062
Non-controlling interest	25,150	24,617

Total equity	1,486,998	1,543,679

Total liabilities and total equity	4,131,797	4,052,980

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2016	2015
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(34,963)	66,351
Non-cash items:
Unrealized loss on non-designated derivative instruments (note 10)	32,076	6,157
Depreciation and amortization	23,611	23,569
Loss on sale of vessels	27,439	—
Unrealized foreign currency exchange loss (gain) and other (notes 7 and 10)	9,366	(28,914)
Equity income, net of dividends received of nil (2015 – $45,000)	(9,498)	26,942
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	1,398	—
Change in operating assets and liabilities	(11,589)	(6,097)
Expenditures for dry docking	(155)	(511)

Net operating cash flow	37,685	87,497

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	3,364	38,967
Scheduled repayments of long-term debt	(29,792)	(21,733)
Prepayments of long-term debt	(20,000)	(40,000)
Scheduled repayments of capital lease obligations	(6,681)	(1,094)
Decrease (increase) in restricted cash	6,591	(12,146)
Proceeds from equity offerings, net of offering costs	—	6,753
Cash distributions paid	(11,364)	(63,609)
Dividends paid to non-controlling interest	(23)	—

Net financing cash flow	(57,905)	(92,862)

INVESTING ACTIVITIES
Additional capital contributions to equity accounted joint ventures	(4,029)	(1,533)
Loan repayments from equity accounted joint ventures	—	13,987
Receipts from direct financing leases	7,836	1,381
Proceeds from sale-lease back	179,434	—
Expenditures for vessels and equipment	(151,357)	(61,699)

Net investing cash flow	31,884	(47,864)

Increase (decrease) in cash and cash equivalents	11,664	(53,229)
Cash and cash equivalents, beginning of the period	102,481	159,639

Cash and cash equivalents, end of the period	114,145	106,410

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
					Non-
	Partners’ Equity				controlling
				Accumulated	Interest	Total
				Other
	Limited		General	Comprehensive
	Partners		Partner	Loss
	Number of
	Common Units	$	$	$	$	$
Balance as at December 31, 2015	79,551	1,472,327	48,786	(2,051)	24,617	1,543,679
Net loss	—	(36,395)	(743)	—	2,175	(34,963)
Other comprehensive loss	—	—	—	(9,567)	(1,619)	(11,186)
Cash distributions	—	(11,137)	(227)	—	—	(11,364)
Dividends paid to non-controlling interest	—	—	—	—	(23)	(23)
Equity based compensation, net of tax of $210 (note 13)	21	838	17	—	—	855

Balance as at March 31, 2016	79,572	1,425,633	47,833	(11,618)	25,150	1,486,998

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership formed under the laws of the Republic of The Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Partnership). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2015, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (or SEC) on April 27, 2016. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership is evaluating the effect of adopting this new accounting guidance.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership is evaluating the effect of adopting this new accounting guidance.

3.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 3 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2015. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at a fair value on a recurring basis.

		March 31, 2016		December 31, 2015
		Carrying	Fair	Carrying	Fair
		Amount	Value	Amount	Value
	Fair Value	Asset	Asset	Asset	Asset
	Hierarchy	(Liability)	(Liability)	(Liability)	(Liability)
	Level	$	$	$	$
Recurring:
Cash and cash equivalents and restricted cash	Level 1	220,335	220,335	214,000	214,000
Derivative instruments (note 10)
Interest rate swap agreements	Level 2	(128,574)	(128,574)	(104,137)	(104,137)
Interest rate swaption agreements – assets	Level 2	3,016	3,016	5,623	5,623
Interest rate swaption agreements – liabilities	Level 2	(15,468)	(15,468)	(6,406)	(6,406)
Cross currency swap agreements	Level 2	(107,332)	(107,332)	(128,782)	(128,782)
Other derivative (note 9c)	Level 3	(2,230)	(2,230)	(6,296)	(6,296)
Other:
Advances to equity accounted joint ventures (note 6)	(i)	159,429	(i )	159,870	(i )
Long-term receivable included in accounts receivable and other assets (ii)	Level 3	15,723	15,688	16,453	16,427
Long-term debt – public (note 7)	Level 1	(311,933)	(290,869)	(291,247)	(288,333)
Long-term debt – non-public (note 7)	Level 2	(1,675,406)	(1,608,071)	(1,707,962)	(1,677,139)

(i)

The advances to equity accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(ii)

As described in Note 3 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2015, the estimated fair value of the non-interest bearing receivable from BG International Limited (or BG) is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of March 31, 2016 is $15.7 million (December 31, 2015 – $16.4 million) using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from BG, the discount rate is based on unsecured debt instruments of similar maturity held, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Changes in fair value during the three months ended March 31, 2016 and 2015 for the Partnership’s other derivative asset, the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), is as follows:

	Three Months Ended March 31,
	2016	2015
	$	$
Fair value at beginning of period	(6,296)	(2,137)
Realized and unrealized gains (losses) included in earnings	880	(2,370)
Settlement payments	3,186	637

Fair value at end of period	(2,230)	(3,870)

The Partnership’s Suezmax tanker, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed-hire rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed-hire rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates as well as an estimated discount rate. The estimated fair value of this other derivative as of March 31, 2016 is based upon an average daily tanker rate of $32,500 (March 31, 2015 – $32,272) up to the time the charterer has the right to terminate the charter contract and a discount rate of 8.0% (March 31, 2015 – 7.4%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

b)	Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			March 31,	December 31,
	Credit Quality		2016	2015
Class of Financing Receivable	Indicator	Grade	$	$
Lease receivable	Payment activity	Performing	94,392	—
Direct financing leases	Payment activity	Performing	658,822	666,658
Other receivables:
Long-term receivable and accrued revenue included in accounts receivable and other assets	Payment activity	Performing	16,626	28,256
Advances to equity accounted joint ventures (note 6)	Other internal metrics	Performing	159,429	159,870

			929,269	854,784

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

4.	Segment Reporting

The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended March 31,
	2016			2015
	Liquefied	Conventional		Liquefied	Conventional
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Voyage revenues	78,585	17,186	95,771	75,934	21,392	97,326
Voyage expenses	(117)	(340)	(457)	—	(318)	(318)
Vessel operating expenses	(15,232)	(6,621)	(21,853)	(14,306)	(7,328)	(21,634)
Depreciation and amortization	(18,685)	(4,926)	(23,611)	(18,306)	(5,263)	(23,569)
General and administrative expenses (i)	(4,362)	(1,066)	(5,428)	(5,325)	(1,383)	(6,708)
Loss on sale of vessels	—	(27,439)	(27,439)	—	—	—

Income (loss) from vessel operations	40,189	(23,206)	16,983	37,997	7,100	45,097

Equity income	9,498	—	9,498	18,058	—	18,058

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	March 31,	December 31,
	2016	2015
	$	$
Total assets of the liquefied gas segment	3,675,649	3,550,396
Total assets of the conventional tanker segment	308,774	360,527
Unallocated:
Cash and cash equivalents	114,145	102,481
Accounts receivable and prepaid expenses	17,705	26,550
Advances to affiliates	15,524	13,026

Consolidated total assets	4,131,797	4,052,980

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

5.	Vessel Charters

The minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at March 31, 2016, for the Partnership’s vessels chartered-in and vessels chartered-out are as follows:

Vessel Charters(i)	Remainder of 2016 $	2017 $	2018 $	2019 $	2020 $
Charters-in – capital leases(ii)	17,280	46,211	42,553	15,257	15,299

Charters-out – operating leases(iii)	254,563	327,086	372,478	403,542	394,374
Charters-out – direct financing leases(iv)	53,492	204,109	173,701	39,065	39,172
Charters-out – sale-type leases(v)	94,392	—	—	—	—

	402,447	531,195	546,179	442,607	433,546

(i)

The Partnership owns 69% of Teekay BLT Corporation (or Teekay Tangguh Joint Venture) and the Teekay Tangguh Joint Venture is a party to operating leases whereby it is leasing the Tangguh Hiri and the Tangguh Sago liquefied natural gas (or LNG) carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 5 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2015. Under the terms of the leasing arrangements for the Tangguh LNG Carriers, whereby the Teekay Tangguh Joint Venture is the lessee, the lessors claim tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangement are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The carrying amount of tax indemnification guarantees of the Partnership relating to the leasing arrangement through the Teekay Tangguh Joint Venture as at March 31, 2016 was $7.9 million (December 31, 2015 – $8.0 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, which will end in 2033 for the two vessels. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangement on a voluntary basis at any time. If the lease arrangement terminates, the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(ii)

As at March 31, 2016, the Partnership was a party to capital leases on two Suezmax tankers, the Teide Spirit and the Toledo Spirit. Under these capital leases, the owner has the option to require the Partnership to purchase the two vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts. The amounts in the table assume the owner will not exercise its options to require the Partnership to purchase either of the vessels from the owner, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable, which is the thirteenth year anniversary of each respective contract in 2017 and 2018.

On February 18, 2016, the Partnership took delivery of a LNG carrier newbuilding, the Creole Spirit. The Partnership sold this vessel to a third party and leased it back under a ten-year bareboat charter contract ending in 2026. The bareboat charter contract is accounted for as a capital lease. The obligations of the Partnership under the bareboat charter contract are guaranteed by the Partnership. In addition, the guarantee agreement requires the Partnership to maintain minimum levels of tangible net worth and aggregate liquidity, and not exceed a maximum amount of leverage.

(iii)

Minimum scheduled future operating lease revenues do not include revenue generated from new contracts entered into after March 31, 2016, revenue from unexercised option periods of contracts that existed on March 31, 2016, revenues from vessels in the Partnership’s equity accounted investments, or variable or contingent revenues. Therefore, the minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues that may be recognized for any of the years.

(iv)

As described in Note 5 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2015, the Tangguh LNG Carriers’ time-charter contracts and the two bareboat charter contracts to Awilco LNG ASA are accounted for as direct financing leases.

(v)

During February and March 2016, Centrofin Management Inc. (or Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option under the charter contracts to purchase both the Bermuda Spirit and Hamilton Spirit. Upon Centrofin exercising its options to purchase, the vessels and remaining term of the charter contracts have been reclassified from operating leases to sales-type leases by the Partnership which resulted in the recognition of a $27.4 million accounting loss in the first quarter of 2016. The vessels were delivered to Centrofin during April and May 2016 on the closing of the options to purchase.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

6.	Advances to Equity Accounted Joint Ventures

a) As of March 31, 2016, the Partnership had advanced $57.8 million to Exmar LPG, (December 31, 2015 – $57.8 million) which bears interest at LIBOR plus 0.50% and has no fixed repayment terms. As at March 31, 2016, the interest receivable on the advances was $0.5 million (December 31, 2015 – $0.4 million). Both the advances and the interest receivable on these advances are included in investments and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

b) As of March 31, 2016, the Partnership had advanced $96.9 million to the Yamal LNG Joint Venture (December 31, 2015 – $96.9 million). The advances bear interest at LIBOR plus 3.00% compounded semi-annually. As of March 31, 2016, the interest accrued on these advances was $4.2 million (December 31, 2015 – $4.8 million). Both the advances and the accrued interest on these advances are included in investments and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

7.	Long-Term Debt

	March 31,	December 31,
	2016	2015
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due from 2016 to 2018	301,791	329,222
U.S. Dollar-denominated Term Loans due from 2016 to 2026	1,135,148	1,150,436
Norwegian Kroner-denominated Bonds due from 2017 to 2020	314,447	294,016
Euro-denominated Term Loans due from 2018 to 2023	249,610	241,798

Total principal	2,000,996	2,015,472
Unamortized discount and debt issuance costs	(13,657)	(16,263)

Total debt	1,987,339	1,999,209
Less current portion	(135,551)	(197,197)

Long-term debt	1,851,788	1,802,012

As at March 31, 2016, the Partnership had three revolving credit facilities available, of which two are long-term and one is current. The three credit facilities, as at such date, provided for borrowings of up to $451.8 million, of which $150.0 million was undrawn. Interest payments are based on LIBOR plus margins, which ranged from 0.55% to 1.10%. The amount available under the three revolving credit facilities reduces by $169.9 million (remainder of 2016), $28.2 million (2017) and $253.7 million (2018). The revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. One of the revolving credit facilities is unsecured while the other two revolving credit facilities are collateralized by first-priority mortgages granted on four of the Partnership’s vessels, together with other related securities, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

As at March 31, 2016, the Partnership had seven U.S. Dollar-denominated term loans outstanding which totaled $1.1 billion in aggregate principal amount. Interest payments on the term loans are based on LIBOR plus a margin, which ranged from 0.3% to 2.8%. Six of the seven term loans require either quarterly or semi-annual interest and principal payments and all term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 17 of the Partnership’s vessels to which the loans relate, together with certain other related securities. In addition, at March 31, 2016, all of the outstanding term loans were guaranteed by either the Partnership, Teekay Corporation or Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture). In May 2016, the Partnership completed the refinancing of one of the loan facilities with a new $60.0 million three-year term loan.

The Partnership had issued in the Norwegian bond market a total of Norwegian Kroner (or NOK) 2.6 billion of senior unsecured bonds that mature through 2020. As at March 31, 2016, the total carrying amount of the bonds was $314.4 million and the bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 3.70% to 5.25%. The Partnership entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 6.88% (see Note 10) and the transfer of principal fixed at $409.0 million upon maturity in exchange for NOK 2.6 billion.

The Partnership has two Euro-denominated term loans outstanding, which as at March 31, 2016, totaled 219.3 million Euros ($249.6 million). Interest payments are based on EURIBOR plus margins, which ranged from 0.60% to 2.25% as at March 31, 2016, and the loans require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at March 31, 2016 and December 31, 2015 were 2.48% and 2.33%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 10). At March 31, 2016, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 2.80%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Partnership’s cross currency swap, the Partnership incurred foreign exchange (losses) gains of ($10.1) million and $25.9 million, of which these amounts were primarily unrealized, for the three months ended March 31, 2016 and 2015, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The aggregate annual long-term debt principal repayments required subsequent to March 31, 2016, including the impact of the debt refinancing completed in May 2016, are $102.6 million (remainder of 2016), $224.9 million (2017), $817.7 million (2018), $101.1 million (2019), $194.7 million (2020) and $560.0 million (thereafter).

The Partnership and a subsidiary of Teekay Corporation are borrowers under a loan arrangement and are joint and severally liable for the obligations to the lender. Obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Partnership agreed to pay, on the basis of its arrangement among the co-obligor, and any additional amount the Partnership expects to pay on behalf of the co-obligor. This loan arrangement matures in 2021 and, as at March 31, 2016, had an outstanding balance of $172.1 million, of which $88.3 million was the Partnership’s share. Teekay Corporation has indemnified the Partnership in respect of any losses and expenses arising from any breach by the co-obligor of the terms and conditions of the loan facility.

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintains certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) certain of the Partnership’s subsidiaries maintains restricted cash deposits. The Partnership has one facility that requires us to maintain a vessel-value-to-outstanding-loan-principal-balance ratio of 115%, which as at March 31, 2016 was 195%. The vessel value was determined using second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at March 31, 2016, the Partnership, and Teekay Corporation and their affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross-currency swaps, project tenders, leasing arrangements (see Note 11b) and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $106.2 million and $111.5 million as at March 31, 2016 and December 31, 2015, respectively.

8.	Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended March 31,
	2016	2015
	$	$
Current	(261)	(1)
Deferred	—	226

Income tax (expense) recovery	(261)	225

9.	Related Party Transactions

a) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit, are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation pursuant to which these Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, commercial, crew training, advisory, business development, technical and strategic consulting services. In addition, the Partnership has an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation’s subsidiary will, on behalf of the Partnership, provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings in the Partnership’s joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the BG Joint Venture), up to their delivery dates. All costs incurred by these Teekay Corporation’s subsidiaries related to these services are charged to the Partnership and recorded as part of vessel operating expenses and general and administrative expenses. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended
	March 31,	March 31,
	2016	2015
	$	$
Revenues(i)	9,713	9,409
Vessel operating expenses	(4,682)	(4,382)
General and administrative(ii)	(2,262)	(3,416)

(i)

Commencing in 2008, the Arctic Spirit and Polar Spirit were time-chartered to Teekay Corporation at fixed-rates for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).

(ii)

Includes commercial, strategic, advisory, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and the Partnership’s General Partner for costs incurred on the Partnership’s behalf.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

b) As at March 31, 2016 and December 31, 2015, non-interest bearing advances to affiliates totaled $15.5 million and $13.0 million, respectively, and non-interest bearing advances from affiliates totaled $13.4 million and $23.0 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under the same common control.

c) The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled annually (see Notes 3 and 10).

d) The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which these Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services relating to the 10 LNG carrier newbuildings the Partnership owns (December 31, 2015 – 11 LNG carrier newbuildings). These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. For the three months ended March 31, 2016 and 2015, the Partnership incurred shipbuilding and site supervision costs of $1.3 million and $0.8 million, respectively.

10.	Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments to manage certain risks in accordance with its overall risk management policy.

Foreign Exchange Risk

From 2012 through 2015, concurrently with the issuance of NOK 700 million, NOK 900 million and NOK 1,000 million of senior unsecured bonds (see Note 7) during that time, the Partnership entered into cross currency swaps, and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2017, 2018 and 2020, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at March 31, 2016.

					Fair Value /
					Carrying	Weighted-
Principal	Principal	Floating Rate Receivable			Amount of	Average
Amount	Amount	Reference		Fixed Rate	(Liability)	Remaining
NOK	$	Rate	Margin	Payable	$	Term (Years)
700,000	125,000	NIBOR	5.25%	6.88%	(42,904)	1.1
900,000	150,000	NIBOR	4.35%	6.43%	(46,119)	2.4
1,000,000	134,000	NIBOR	3.70%	5.92%	(18,309)	4.1

					(107,332)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at March 31, 2016, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(8,979)	2.4	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(4,732)	0.8	5.3
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	162,500	(36,676)	12.8	5.2
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	58,912	(2,705)	5.3	2.8
U.S. Dollar-denominated interest rate swaps (iii)	LIBOR	320,000	(25,947)	1.8	3.4
U.S. Dollar-denominated interest rate swaps (iv)	LIBOR	114,833	(2,390)	2.8	1.7
U.S. Dollar-denominated interest rate swaps (v)	LIBOR	197,629	(6,777)	9.2	2.3

EURIBOR-Based Debt:
Euro-denominated interest rate swaps(vi)	EURIBOR	249,610	(40,368)	4.7	3.1

			(128,574)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at March 31, 2016, ranged from 0.30% to 2.80%.
(ii)	Principal amount reduces semi-annually.
(iii)

These interest rate swaps are being used to economically hedge expected interest payments on future debt that is planned to be outstanding from 2017 to 2024. These interest rate swaps are subject to mandatory early termination in 2017 and 2018 whereby the swaps will be settled based on their fair value at that time.

(iv)	Principal amount reduces quarterly.
(v)	Principal amount reduces quarterly commencing December 2017.
(vi)	Principal amount reduces monthly to 70.1 million Euros ($79.8 million) by the maturity dates of the swap agreements.

During 2015, as part of its economic hedging program, the Partnership entered into three interest rate swaption agreements. Pursuant to each swaption, the Partnership has a one-time option (or Call Option) to enter into an interest rate swap with a third party, and the third party has a one-time option (or Put Option) to require the Partnership to enter into an interest rate swap. If the Partnership or the third parties exercises its option, there will be a cash settlement for the fair value of the interest rate swap, in lieu of taking delivery of the actual interest rate swap. At March 31, 2016, the terms of the interest rate swaps underlying the interest rate swaptions were as follows:

	Interest Rate Index	Principal Amount $		Option Exercise Date	Carrying Amount of Assets (Liability)	Remaining Term (Years)	Fixed Interest Rate (%)
Interest rate swaption - Call Option	LIBOR	155,000	(i)	April 28, 2017	264	7.5	3.34%
Interest rate swaption - Put Option	LIBOR	155,000	(i)	April 28, 2017	(6,241)	7.5	2.15%
Interest rate swaption - Call Option	LIBOR	160,000	(ii)	January 31, 2018	1,072	8.0	3.10%
Interest rate swaption - Put Option	LIBOR	160,000	(ii)	January 31, 2018	(5,060)	8.0	1.97%
Interest rate swaption - Call Option	LIBOR	160,000	(iii)	July 16, 2018	1,680	8.0	2.94%
Interest rate swaption - Put Option	LIBOR	160,000	(iii)	July 16, 2018	(4,167)	8.0	1.83%

(i)	Amortizing every three months from $155.0 million in April 2017 to $85.4 million in October 2024.
(ii)	Amortizing every three months from $160.0 million in January 2018 to $82.5 million in January 2026.
(iii)	Amortizing every three months from $160.0 million in July 2018 to $82.5 million in July 2026.

As at March 31, 2016, the Partnership had multiple interest rate swaps and cross-currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at March 31, 2016, these interest rate swaps and cross-currency swaps had an aggregate fair value liability amount of $214.1 million. As at March 31, 2016, the Partnership had $37.7 million on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Partnership’s consolidated balance sheets.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Other Derivative

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative liability at March 31, 2016 was $2.2 million (December 31, 2015 – a liability of $6.3 million).

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

			Accrued	Current
			liabilities/	portion of
	Advances	Derivative	Advances	derivative	Derivative
	to affiliates	assets	from affiliates	liabilities	liabilities
As at March 31, 2016
Interest rate swap agreements	—	—	(3,834)	(28,902)	(95,838)
Interest rate swaption agreements	—	3,016	—	—	(15,468)
Cross currency swap agreements	—	—	(1,043)	(9,027)	(97,262)
Toledo Spirit time-charter derivative	630	—	—	(1,300)	(1,560)

	630	3,016	(4,877)	(39,229)	(210,128)

As at December 31, 2015
Interest rate swap agreements	—	—	(6,833)	(41,028)	(56,276)
Interest rate swaption agreements	—	5,623	—	—	(6,406)
Cross currency swap agreements	—	—	(1,181)	(9,755)	(117,846)
Toledo Spirit time-charter derivative	—	—	(3,186)	(1,300)	(1,810)

	—	5,623	(11,200)	(52,083)	(182,338)

Realized and unrealized gain (losses) relating to non-designated interest rate swap agreements, interest rate swaption agreements and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized loss on non-designated derivative instruments in the Partnership’s consolidated statements of (loss) income. The effect of the (loss) gain on these non-designated derivatives on the Partnership’s consolidated statements of (loss) income is as follows:

	Three Months Ended March 31,
	2016			2015
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(6,643)	(20,657)	(27,300)	(7,305)	(4,357)	(11,662)
Interest rate swaption agreements	—	(11,669)	(11,669)	—	—	—
Toledo Spirit time-charter derivative	630	250	880	(570)	(1,800)	(2,370)

	(6,013)	(32,076)	(38,089)	(7,875)	(6,157)	(14,032)

Unrealized and realized (losses) gains relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange (loss) gain in the Partnership’s consolidated statements of (loss) income. For the three months ended March 31, 2016 and 2015, unrealized gains (losses) relating to the cross currency swap agreements of $21.3 million and ($17.0) million, respectively, and realized losses of ($2.3) million and ($1.4) million, respectively, were recognized in earnings.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

For the periods indicated, the following table presents the effective and ineffective portion of losses on interest rate swap agreements designated and qualifying as cash flow hedges:

Three Months Ended March 31, 2016				Three Months Ended March 31, 2015
Effective Portion Recognized in AOCI(i)	Effective Portion Reclassified from AOCI(ii)	Ineffective Portion(iii)		Effective Portion Recognized in AOCI(i)	Effective Portion Reclassified from AOCI(ii)	Ineffective Portion(iii)

(5,379)	—	(1,398)	Interest expense	—	—	—

(5,379)	—	(1,398)		—	—	—

(i)	Effective portion of designated and qualifying cash flow hedges recognized in other comprehensive loss.
(ii)	Effective portion of designated and qualifying cash flow hedges recorded in accumulated other comprehensive loss (or AOCI) during the term of the hedging relationship and reclassified to earnings.
(iii)	Ineffective portion of designated and qualifying cash flow hedges.

11.	Commitments and Contingencies

a)	The Partnership’s share of commitments to fund newbuilding and other construction contract costs as at March 31, 2016 are as follows:

	Total	Remainder of 2016	2017	2018	2019	2020
Consolidated LNG carrier newbuildings(i)	1,688,589	188,784	691,688	558,325	249,792	—
Equity accounted joint ventures(ii)	1,361,720	183,371	271,478	447,570	256,301	203,000

	3,050,309	372,155	963,166	1,005,895	506,093	203,000

(i)

As at March 31, 2016, the Partnership had 10 LNG carrier newbuildings on order which are scheduled for delivery between 2016 and 2019. These commitments are described in more detail in Note 14 of the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2015.

(ii)

The commitment amounts relating to the Partnership’s share of costs for newbuilding and other construction contracts in the Partnership’s equity accounted joint ventures are based on the Partnership’s ownership percentage in each respective joint venture, net of secured financing in place as of March 31, 2016. These commitments are described in more detail in Note 14 of the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2015.

b)

The Teekay Nakilat Joint Venture was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers) until December 22, 2014. Under the terms of the leasing arrangements for the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain the lessor’s agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit with the lessor as security against any future claims and recorded as part of restricted cash – long-term in the Partnership’s consolidated balance sheets.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal further. Initial indications are that HMRC will attempt to progress matters on other leases including the lease of the Teekay Nakilat Joint Venture with the intent of asking the lessees to accept the LEL1 tax case verdict that capital allowances were not due. If the Teekay Nakilat Joint Venture were to be challenged by HMRC, it is uncertain at this time whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the former lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, the Partnership’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

12.	Total Capital and Net (Loss) Income Per Unit

At March 31, 2016, approximately 68.3% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation.

In 2013, the Partnership implemented a continuous offering program (or COP) under which the Partnership may issue new common units at market prices up to a maximum aggregate amount of $100.0 million. The Partnership did not sell any units from its COP for the three months ended March 31, 2016.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Net (Loss) Income Per Unit

Net (loss) income per common unit is determined by dividing net (loss) income, after deducting the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period. The computation of limited partners’ interest in net income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises as the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interests in net (loss) income are calculated as if all net (loss) income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net (loss) income; rather, it provides for the distribution of Available Cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net (loss) income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains or losses.

During the three months ended March 31, 2016, cash distributions were below $0.4625 per common unit and as such, the assumed distribution of net loss was based on the limited partners’ and General Partner’s ownership percentages for the purpose of the net (loss) income per common unit calculation. For the three months ended March 31, 2015, since cash distributions were above $0.4625 per common unit, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purpose of the net (loss) income per common unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net (loss) income, please refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

13.	Unit-Based Compensation

In March 2016, a total of 32,723 common units, with an aggregate value of $0.4 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2016.

The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Partnership’s unit-based compensation awards are reflected in general and administrative expenses in the Partnership’s consolidated statements of (loss) income.

During March 2016 and 2015, the Partnership granted 131,062 and 32,054 restricted units, respectively, with grant date fair values of $1.5 million and $1.1 million, respectively, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries who provide services to the Partnership, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of units, net of withholding tax. During the three months ended March 31, 2016 and 2015, a total of 20,808 and 13,783 restricted units, respectively, with fair value of $0.8 million and $0.6 million, respectively, vested. During the three months ended March 31, 2016 and 2015, the Partnership recognized an expense of $1.1 million and $1.0 million, respectively, relating to the restricted units.

14.	Subsequent Events

a)

The Partnership redelivered the Bermuda Spirit on April 15, 2016 and the Hamilton Spirit on May 17, 2016 to Centrofin upon Centrofin exercising its option under the charter contracts to acquire these two vessels (see note 5). The total proceeds of $94.3 million from the sales were primarily used to repay existing term loans associated with these vessels, which loan balances totaled $88.3 million as at March 31, 2016.

b)

In 2015, one of the LNG carriers in the Partnership’s equity accounted joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture), in which the Partnership has a 52% ownership interest, had a grounding incident and the charterer during that time claimed that the vessel was off-hire for more than 30 consecutive days during the first quarter of 2015, which in the view of the charterer, permitted the charterer to terminate the charter contract. The Teekay LNG-Marubeni Joint Venture has disputed both the charterer’s aggregate off-hire claims as well as the charterer’s ability to terminate the charter contract, which originally would have expired in September 2016. In May 2016, the Teekay LNG-Marubeni Joint Venture reached a settlement agreement with the charterer that will result in the charterer paying $39.0 million to the Teekay LNG-Marubeni Joint Venture for lost revenues, of which the Partnership’s proportionate share is $20.3 million. The payment is expected from the charterer prior to the end of the second quarter of 2016.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

c)	In May 2016, the Partnership refinanced its $50.4 million debt facility, which was scheduled to mature in 2016, with a new $60.0 million three-year term loan.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2016

PART I – FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2015.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. As of March 31, 2016, we had a fleet of 50 LNG carriers (including one regasification unit and 20 LNG carrier newbuildings), 29 LPG/Multigas carriers (including six LPG carrier newbuildings) and eight conventional tankers which generally operate under medium to long-term, fixed-rate charters. Our interests in these vessels range from 20% to 100%.

SIGNIFICANT DEVELOPMENTS IN 2016

Charter Contracts for two Suezmax Tankers

During February and March 2016, Centrofin, the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option under the charter contracts to purchase both the Bermuda Spirit and Hamilton Spirit. As a result of Centrofin’s acquisition of the Bermuda Spirit and Hamilton Spirit, we recorded a $27.4 million accounting loss on the sale of these vessels and associated charter contracts in the first quarter of 2016. The Bermuda Spirit was sold on April 15, 2016 and the Hamilton Spirit was sold on May 17, 2016. The total proceeds of $94.3 million from the sales was primarily used to repay existing term loans associated with these vessels, which loan balances totaled $88.3 million as at March 31, 2016.

LNG Carrier Newbuildings

On February 18, 2016, we took delivery of the first of the 11 M-type, Electronically Controlled Gas Injection (or MEGI) LNG carrier newbuildings on order, which commenced its five-year charter contract with a subsidiary of Cheniere Energy, Inc. on February 29, 2016. Our second MEGI LNG carrier newbuilding is scheduled to be delivered in mid-2016. In total, as at March 31, 2016, we have 10 wholly-owned LNG carrier newbuildings on order, which are scheduled for delivery between mid-2016 and early 2019. We have entered into time-charter contracts for all but two of the 10 newbuildings. In addition to our wholly-owned LNG carrier newbuildings, we have a 20% interest in two LNG carrier newbuildings and a 30% interest in another two LNG carrier newbuildings (or the BG Joint Venture) scheduled for delivery between 2017 and 2019 and six LNG carrier newbuildings relating to our 50% owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) scheduled for delivery between 2018 and 2020.

LPG Carrier Newbuildings

On February 17, 2016, Exmar LPG BVBA (or the Exmar LPG Joint Venture), of which we have a 50% ownership interest, took delivery of the sixth of 12 LPG carrier newbuildings on order, which commenced its five-year charter contract with an international energy company based in Norway on February 23, 2016.

Charter Contracts for MALT LNG Carriers

Two of the six LNG carriers (or MALT LNG Carriers) in our 52% joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture), the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close down its operations of its LNG plant in Yemen in 2015. As a result, in December 2015, the Teekay LNG-Marubeni Joint Venture agreed to temporarily defer of a portion of the charter payments for the two LNG carriers for the period from January 1, 2016 to December 31, 2016. Once the LNG plant in Yemen resumes operations, we anticipate that YLNG will repay the deferred amounts in full, plus interest thereon over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts. Our proportionate share of the estimated impact of the charter payment deferral for the remainder of 2016 would be a reduction to equity income of approximately $15 million.

In 2015, the Magellan Spirit, one of the MALT LNG Carriers, in the Teekay LNG-Marubeni Joint Venture, had a grounding incident. The charterer during that time claimed that the vessel was off-hire for more than 30 consecutive days during the first quarter of 2015, which, in the view of the charterer, permitted the charterer to terminate the charter contract. The Teekay LNG-Marubeni Joint Venture has disputed both the charterer’s aggregate off-hire claims as well as the charterer’s ability to terminate the charter contract, which originally would have expired in August 2016. In May 2016, the Teekay LNG-Marubeni Joint Venture reached a settlement agreement with the charterer, under which the charterer will pay $39.0 million to the Teekay LNG-Marubeni Joint Venture for lost revenues, of which our proportionate share is $20.3 million. We anticipate the charterer will make this payment by the end of the second quarter of 2016.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (or SEC) on April 27, 2016.

We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment, each of which are discussed below.

Liquefied Gas Segment

As at March 31, 2016, our liquefied gas segment fleet, including newbuildings, included 50 LNG carriers and 29 LPG/Multigas carriers, in which our interests ranged from 20% to 100%. However, the table below only includes 14 LNG carriers and six LPG/Multigas carriers which are accounted for under the consolidation method of accounting, 19 of which we own and one of which we lease under capital lease. The table excludes 10 LNG carrier newbuildings under construction and the following vessels accounted for under the equity method: (i) the six MALT LNG Carriers in which we have a 52% ownership interest, (ii) four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers) in which we have a 33% ownership interest, (iii) four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers) in which we have a 40% ownership interest, (iv) four LNG carrier newbuildings in the BG Joint Venture in which we have a 30% ownership interest in two LNG carrier newbuildings and a 20% ownership interest in the other two LNG carrier newbuildings, (v) six LNG carrier newbuildings relating to the Yamal LNG Joint Venture in which we have a 50% ownership interest, (vi) two LNG carriers in which we have ownership interest ranging from 49% to 50% with Exmar (or the Exmar LNG Carriers) and (vii) 17 LPG carriers and six LPG carrier newbuildings (or the Exmar LPG Carriers) relating to our 50/50 joint venture with Exmar. The comparison of the results from vessels accounted for under the equity method are described below under Other Operating Results – Equity Income.

The following table compares our liquefied gas segment’s operating results for the three months ended March 31, 2016 and 2015, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2016 and 2015 to voyage revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to those of other companies which may calculate similar measures differently. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31,
	2016	2015	% Change
Voyage revenues	78,585	75,934	3.5
Voyage expenses	(117)	—	100.0

Net voyage revenues	78,468	75,934	3.3
Vessel operating expenses	(15,232)	(14,306)	6.5
Depreciation and amortization	(18,685)	(18,306)	2.1
General and administrative(1)	(4,362)	(5,325)	(18.1)

Income from vessel operations	40,189	37,997	5.8

Operating Data:
Revenue Days (A)	1,754	1,710	2.6
Calendar-Ship-Days (B)	1,772	1,710	3.6
Utilization (A)/(B)	99.0%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied gas segment’s total calendar-ship-days increased by 3.6% to 1,772 days in the first quarter of 2016 from 1,710 days in the same period in 2015, primarily as a result of the delivery of the Creole Spirit on February 18, 2016. During the three months ended March 31, 2016, one of our consolidated vessels in this segment was off-hire due to a scheduled in-water survey, compared to none of our vessels being off-hire during the same period in 2015. As a result, our utilization decreased to 99.0% for the three months ended March 31, 2016.

Net Voyage Revenues. Net voyage revenues increased for the three months ended March 31, 2016 from the same period last year, primarily as a result of:

•	an increase of $2.6 million for the three months ended March 31, 2016 as a result of the Creole Spirit charter contract commencing on February 29, 2016; and

•

an increase of $0.8 million for the three months ended March 31, 2016 relating to amortization of in-process contracts recognized into revenue with respect to our shipbuilding and site supervision contract associated with the four LNG carrier newbuildings in the BG Joint Venture (however, we had a corresponding increase in operating expenses);

partially offset by:

•

a decrease of $0.9 million for the three months ended March 31, 2016 due to the effect on our Euro-denominated revenues from the depreciation of the Euro against the U.S. Dollar compared to the same period in 2015; and

•	a decrease of $0.5 million for the three months ended March 31, 2016 due to the Catalunya Spirit being off-hire for 6 days in the first quarter of 2016 for a scheduled in-water survey.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2016 from the same period last year, primarily as a result of:

•

an increase of $0.8 million for the three months ended March 31, 2016 in relation to our agreement to provide shipbuilding and site supervision costs for the four LNG carrier newbuildings in the BG Joint Venture; and

•	an increase of $0.7 million for the three months ended March 31, 2016 due to the delivery of the Creole Spirit on February 18, 2016;

partially offset by:

•

a decrease of $0.5 million for the three months ended March 31, 2016 relating to costs incurred to train our crew for our LNG carrier newbuildings compared to similar costs incurred in the three months ended March 31, 2015 as the Creole Spirit delivered in February 2016.

Depreciation and Amortization. Depreciation and amortization increased for the three months ended March 31, 2016 compared to the same period last year primarily due to the delivery of the Creole Spirit in February 2016.

Conventional Tanker Segment

As at March 31, 2016, our fleet included seven Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, six of which we own and two of which we lease under capital leases. All of our conventional tankers operate under fixed-rate charters.

The following table compares our conventional tanker segment’s operating results for the three months ended March 31, 2016 and 2015, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2016 and 2015 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31,
	2016	2015	% Change
Voyage revenues	17,186	21,392	(19.7)
Voyage expenses	(340)	(318)	6.9

Net voyage revenues	16,846	21,074	(20.1)
Vessel operating expenses	(6,621)	(7,328)	(9.6)
Depreciation and amortization	(4,926)	(5,263)	(6.4)
General and administrative(1)	(1,066)	(1,383)	(22.9)
Loss on sale of vessels	(27,439)	—	100.0

(Loss) income from vessel operations	(23,206)	7,100	(426.8)

Operating Data:
Revenue Days (A)	728	718	1.4
Calendar-Ship-Days (B)	728	720	1.1
Utilization (A)/(B)	100.0%	99.7%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Our conventional tanker’s total calendar ship days increased by 1.1% to 728 days for the three months ended March 31, 2016 from 720 days for the same period in 2015 as a result of one more calendar day in 2016. During the three months ended March 31, 2016, none our vessels in this segment were off-hire for scheduled dry dockings, compared to one of our vessels being off-hire for 2 days during the same period in 2015. As a result, our utilization increased to 100.0% for the three months ended March 31, 2016.

Net Voyage Revenues. Net voyage revenues decreased for the three months ended March 31, 2016 from the same period last year, primarily as a result of:

•

a decrease of $1.2 million due to a decrease from an adjustment upon the finalization of our 2015 profit share revenues relating to the Toledo Spirit recorded in the first quarter of 2016 compared to an increase from an adjustment upon finalization of our 2014 profit share recorded in the first quarter of 2015, which was based on the agreement between us and the charterer (however, we had a corresponding increase in our realized gains and losses on our associated derivative contract with Teekay Corporation; therefore, this increase and future increases or decreases related to this agreement did not and will not affect our cash flow or net (loss) income);

•

a decrease of $1.0 million for the three months ended March 31, 2016 from the European Spirit, African Spirit and Asian Spirit upon the charterer exercising its one-year options in September 2015, November 2015 and January 2016, respectively, resulting in current charter rates being lower than the original charter rates;

•

a decrease of $0.9 million in flow-through operating expenses for the three months ended March 31, 2016 due to the change in crew nationality on board the Alexander Spirit in September 2015 (however, we had a corresponding decrease in vessel operating expenses); and

•

a decrease of $0.5 million for the three months ended March 31, 2016 due to an adjustment upon finalization of our 2015 profit share revenues relating to the Teide Spirit recorded in the first quarter of 2016.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2016 compared to the same period last year, primarily as a result of a decrease of $0.9 million in crew wages due to the change in crew nationality on board the Alexander Spirit in September 2015.

Depreciation and Amortization. Depreciation and amortization decreased for the three months ended March 31, 2016, compared to the same periods last year, primarily as a result of Centrofin exercising its purchase options on the Bermuda Spirit and Hamilton Spirit in February 2016 and March 2016, respectively.

Loss on Sale of Vessels. During the three months ended March 31, 2016, we incurred a loss on sale of vessels of $27.4 million upon Centrofin exercising its purchase options on the Bermuda Spirit and Hamilton Spirit in February 2016 and March 2016, respectively.

Other Operating Results

General and Administrative Expenses. General and administrative expenses decreased to $5.4 million for the three months ended March 31, 2016 from $6.7 million for the same period last year, primarily due to lower amounts of business development, commercial activities, and legal and tax services provided to us by Teekay Corporation.

Equity Income. Equity income decreased to $9.5 million for the three months ended March 31, 2016 from $18.1 million for the same period last year as set forth in the table below:

(in thousands of U.S. Dollars)	Three Months Ended
	Angola	Exmar	Exmar	MALT	RasGas 3		Total
	LNG	LNG	LPG	LNG	LNG		Equity
	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
Three months ended March 31, 2016	(2,019)	2,012	6,504	(2,375)	5,431	(55)	9,498
Three months ended March 31, 2015	(51)	1,993	6,975	3,879	5,355	(93)	18,058

Difference	(1,968)	19	(471)	(6,254)	76	38	(8,560)

The $2.0 million decrease for the three months ended March 31, 2016 in our 33% investment in the four Angola LNG Carriers was primarily due to higher unrealized losses on derivative instruments as a result of long-term LIBOR benchmark interest rates decreasing for its interest rate swaps compared to the same period in 2015.

The $0.5 million decrease for the three months ended March 31, 2016 in our 50% ownership interest in the Exmar LPG Carriers was primarily due to the redelivery of the in-chartered vessel Odin back to its owner in November 2015 and higher interest expense upon refinancing in June 2015. These decreases were partially offset by the two LPG carrier newbuildings which delivered in September 2015 and February 2016.

The $6.3 million decrease for the three months ended March 31, 2016 in our 52% investment in the MALT LNG Carriers was primarily due to the temporary deferral of a portion of the charter payments for the Marib Spirit and Arwa Spirit effective January 2016, and a lower charter rate on the redeployment of the Methane Spirit after its original time-charter contract expired on March 16, 2015. These decreases were partially offset by increased revenue days for the Magellan Spirit due to its disputed termination of the charter contract and unscheduled off-hire in the first quarter of 2015, and unscheduled off-hire relating to the Woodside Donaldson to repair a damaged propulsion motor in January 2015.

Interest Expense. Interest expense increased to $14.0 million for the three months ended March 31, 2016 from $10.1 million for the same period last year. Interest expense primarily reflects interest incurred on our long-term debt and capital lease obligations. The increase was primarily the result of:

•	an increase of $1.4 million for the three months ended March 31, 2016 relating to the ineffective portion of unrealized losses recognized for hedge-accounted swaps entered in January 2016;

•	an increase of $1.1 million for the three months ended March 31, 2016 relating to interest incurred on the capital lease obligation for the Creole Spirit upon its delivery in February 2016; and

•	an increase of $1.0 million for the three months ended March 31, 2016 due to an increase in LIBOR on our floating-rate debt, net of debt repayments during 2015 and 2016.

Realized and Unrealized Losses on Non-designated Derivative Instruments. Net realized and unrealized losses on non-designated derivative instruments were $38.1 million for the three months ended March 31, 2016 as compared to $14.0 million in the same period last year, as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2016			2015
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(6,643)	(20,657)	(27,300)	(7,305)	(4,357)	(11,662)
Interest rate swaption agreements	—	(11,669)	(11,669)	—	—	—
Toledo Spirit time-charter derivative	630	250	880	(570)	(1,800)	(2,370)

	(6,013)	(32,076)	(38,089)	(7,875)	(6,157)	(14,032)

As at March 31, 2016 and 2015, we had interest rate swap agreements, excluding our forward-starting swap agreements, with aggregate average outstanding notional amounts of approximately $779 million and $832 million, respectively, with weighted average fixed rates of 3.8% and 3.8%, respectively. The decrease in realized losses in 2016 compared to 2015 relating to our interest rate swaps was primarily due to an increase in LIBOR compared to the same period last year, which decreased our settlement payments.

During the three months ended March 31, 2016, we recognized unrealized losses on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $32.2 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2016, partially offset by transfers of $4.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the three months ended March 31, 2016, we recognized unrealized losses on our interest rate swap agreements associated with our EURO-denominated long-term debt. This resulted from $6.7 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to the beginning of 2016, partially offset by transfers of $2.0 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

The projected forward average tanker rates in the tanker market decreased at March 31, 2016, compared to the beginning of 2016, which resulted in $0.3 million of unrealized gains on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

During the three months ended March 31, 2015, we recognized unrealized losses on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt. This resulted from $12.9 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2015, partially offset by transfers of $5.3 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the three months ended March 31, 2015, we recognized unrealized gains on our interest rate swap agreements associated with our EURO-denominated long-term debt. This resulted from $1.3 million of unrealized gains due to the impact of the depreciation of the Euro against the U.S. Dollar, relative to the beginning of 2015, and transfers of $2.0 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

The projected average tanker rates in the tanker market at March 31, 2015 increased compared to the beginning of 2015, which resulted in $1.8 million of unrealized losses on our Toledo Spirit time-charter derivative.

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange (losses) gains were ($10.1) million for the three months ended March 31, 2016 compared to $25.9 million for the same period last year. These foreign currency exchange (losses) gains, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross-currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three months ended March 31, 2016, foreign currency exchange (losses) gains included the revaluation of our NOK-denominated debt of ($20.4) million, the revaluation of our Euro-denominated cash, restricted cash and debt of ($9.8) million, and realized losses of ($2.3) million. These losses were partially offset by unrealized gains of $21.3 million on our cross currency swaps.

For the three months ended March 31, 2015, foreign currency exchange gains (losses) included unrealized gains on the revaluation of our Euro-denominated cash, restricted cash and debt of $28.3 million and the revaluation of our NOK-denominated debt of $16.2 million. These were partially offset by realized losses of ($1.4) million and unrealized losses of ($17.0) million on our cross currency swaps.

Other Comprehensive Loss (OCI). OCI increased to a loss of ($11.2) million for the three months ended March 31, 2016, from a loss of ($0.6) million for the same period last year, due to higher unrealized losses on the valuation of interest rate swaps accounted for using hedge accounting within the consolidated Teekay Nakilat Joint Venture and equity accounted Teekay LNG-Marubeni Joint Venture, Exmar LNG Joint Venture, and Exmar LPG Joint Venture.

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Prior to the fourth quarter of 2015, the operating cash flow generated by our vessels each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, was generally paid out to our unitholders and General Partner as cash distributions within approximately 45 days after the end of each quarter. Global crude oil prices have significantly declined since mid-2014. The significant decline in oil prices has also contributed to depressed natural gas prices. Lower oil prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil. These declines in energy prices, combined with other factors beyond our control, have adversely affected energy and master limited partnership capital markets and available sources of financing. We believe there is currently a dislocation in these markets relative to the stability of our businesses. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with the uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe that it is in the best interests of our unitholders to conserve more of our internally generated cash flows to fund future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, we temporarily reduced our quarterly cash distribution per common unit to $0.14 from $0.70. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties. In addition to using more of our internally generated cash flows to fund future growth projects and reduce our debt levels, we may seek alternative sources of financing such as sale and leaseback transactions.

Our primary liquidity needs for the remainder of 2016 to 2018 include payment of our quarterly distributions, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term, bank debt maturities, capital expenditures we are committed to and the funding of general working capital requirements. We anticipate that our primary source of funds for our short-term liquidity needs will be cash flows from operations, proceeds from debt financings and dividends from our equity accounted joint ventures. For the remainder of 2016 to 2018, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations and receive as dividends from our equity accounted joint ventures will be sufficient to finance our liquidity needs, specifically the equity portion of our committed capital expenditures. This assumes that we are able to secure debt financing for an adequate portion of our committed capital expenditures and we are able to refinance our loan facilities maturing in 2016 to 2018 and our Norwegian Kroner-denominated bonds due in 2018. In terms of debt financing for committed capital expenditures, in February 2016, we secured financing for one of our MEGI LNG carrier newbuildings which will be delivering in 2016 through a sale-leaseback transaction of approximately $179 million. In addition, we have committed debt financing in place for the vessels under construction for the BG Joint Venture. We are actively working on obtaining debt financings for the six LNG carriers under construction for the Yamal LNG Joint Venture, the five LNG carriers under construction that have been chartered to a wholly owned subsidiary of Royal Dutch Shell PLC along with one of the other LNG carriers under construction at DSME, and the assets of the Bahrain LNG Joint Venture (defined below) and associated floating storage unit (or FSU).

Our liquidity needs beyond 2018 decline significantly compared to 2016 to 2018 as a majority of our commitments for capital expenditures relate to 2016 to 2018. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as our ability to raise debt or equity financing through either public or private offerings.

Our revolving credit facilities and term loans are described in “Item 1 – Financial Statements: Note 7 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels, that restrict the vessel-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or organizational structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into new lines of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender may accelerate the repayment of our revolving credit facilities and term loans, which would have a significant impact on our short-term liquidity requirements. As at March 31, 2016, we and our affiliates were in compliance with all covenants relating to our credit facilities and term loans.

We have one credit facility that requires us to maintain a vessel value to outstanding loan principal balance ratio of 115%, which as at March 31, 2016 was 195%. The vessel value was determined using a current market value for comparable second-hand vessels. Since vessel values can be volatile, our estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold.

As at March 31, 2016, our consolidated cash and cash equivalents were $114.1 million, compared to $102.5 million at December 31, 2015. Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $264.1 million as at March 31, 2016, compared to $232.5 million as at December 31, 2015. The increase in total consolidated liquidity was primarily due to a sale-leaseback financing transaction in February 2016 relating to the Creole Spirit.

As at March 31, 2016, we had a working capital deficit of $50.2 million. In May 2016, we refinanced a $50.4 million debt facility, which was scheduled to mature in 2016, with a new $60.0 million three-year term loan. We expect to manage our working capital deficit primarily with net operating cash flow, debt refinancing and, to a lesser extent, existing undrawn revolving credit facilities. As at March 31, 2016, we had undrawn revolving credit facilities of $150.0 million.

Cash Flows. The following table summarizes our cash flow for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2016	2015
Net cash flow from operating activities	37,685	87,497
Net cash flow used for financing activities	(57,905)	(92,862)
Net cash flow from (used for) investing activities	31,884	(47,864)

Operating Cash Flows. Net cash flow from operating activities decreased to $37.7 million for the three months ended March 31, 2016, from $87.5 million for the same period last year, primarily due to a lower aggregate amount of dividends received from our equity accounted joint ventures and 6 days of scheduled off-hire during the first quarter of 2016 due to an in-water survey for the Catalunya Spirit; partially offset by the delivery of the Creole Spirit in February 2016 and one additional calendar day in 2016. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends from equity accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessels’ maintenance schedule.

Our equity accounted joint ventures are generally required to distribute all available cash to its shareholders. However, the timing and amount of dividends from each of our equity accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity accounted joint venture. The timing and amount of dividends distributed by our equity accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.

Financing Cash Flows. Net cash flow used for financing activities decreased to $57.9 million for the three months ended March 31, 2016, compared to $92.9 million for the same period last year, primarily due to $52.2 million decrease in cash distributions paid to our unitholders and general partner, and a decrease in restricted cash of $6.6 million for the three months ended March 31, 2016 compared to a $12.1 million increase in restricted cash in the same period last year, primarily due to changes in the amount of margin call collateral related to our NOK cross-currency swaps. These decreases in cash flows used for financing activities were partially offset by $23.7 million lower proceeds from debt financings net of scheduled repayments, prepayments and debt issuance costs, $6.8 million lower proceeds from equity offerings, and $5.6 million increase in capital lease repayments due to the sale-leaseback financing transaction completed on the Creole Spirit in February 2016.

Cash distributions paid during the three months ended March 31, 2016 decreased to $11.4 million from $63.6 million for the same period last year primarily as a result of a temporary reduction in our quarterly cash distribution to $0.14 per common unit paid in the first quarter of 2016 from $0.70 per common unit paid in the first quarter of 2015.

Investing Cash Flows. Net cash flow from (used for) investing activities increased to $31.9 million for the three months ended March 31, 2016 from ($47.9) million for the same period last year. During the three months ended March 31, 2016, we received $179.4 million from the sale-leaseback financing transaction completed on the Creole Spirit in February 2016, and we used $151.4 million in cash, primarily for newbuilding installment payments and shipbuilding supervision costs for our LNG carrier newbuildings during the three months ended March 31, 2016, compared to $61.7 million during the same period last year. During the first quarter of 2015, we received a $14.0 million repayment of a shareholder loan from the Exmar LPG Joint Venture, compared to none for the three months ended March 31, 2016.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at March 31, 2016:

		Remainder
		of					Beyond
	Total	2016	2017	2018	2019	2020	2020
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)
Scheduled repayments	626.4	90.7	123.3	107.9	64.8	63.5	176.2
Repayments at maturity	810.6	—	—	466.0	26.7	—	317.9
Commitments under capital leases (2)	313.0	17.3	46.2	42.6	15.3	15.3	176.3
Commitments under operating leases (3)	313.6	18.1	24.1	24.1	24.1	24.1	199.1
Newbuilding installments/shipbuilding supervision (4)	3,050.3	372.2	963.1	1,005.9	506.1	203.0	—

Total U.S. Dollar-Denominated obligations	5,113.9	498.3	1,156.7	1,646.5	637.0	305.9	869.5

Euro-Denominated Obligations: (5)
Long-term debt (6)	249.6	11.9	16.9	135.0	9.6	10.3	65.9

Total Euro-Denominated obligations	249.6	11.9	16.9	135.0	9.6	10.3	65.9

Norwegian Kroner-Denominated Obligations: (5)
Long-term debt (7)	314.4	—	84.7	108.8	—	120.9	—

Total Norwegian Kroner-Denominated obligations	314.4	—	84.7	108.8	—	120.9	—

Totals	5,677.9	510.2	1,258.3	1,890.3	646.6	437.1	935.4

(1)

The repayment amounts incorporates the completed refinancing in May 2016 on one of our term loans maturing in 2016 with a new $60.0 million three-year term loan. Excludes expected interest payments of $21.3 million (remainder of 2016), $26.6 million (2017), $19.3 million (2018), $12.2 million (2019), $11.4 million (2020) and $35.0 million (beyond 2020). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at March 31, 2016, plus margins on debt that has been drawn that ranges up to 2.80% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(2)

Includes, in addition to lease payments, amounts we may be or are required to pay to purchase the leased vessels at the end of their respective lease terms. For two of our three capital lease obligations, the lessor has the option to sell two Suezmax tankers under capital lease to us at any time during the remaining lease term; however, in this table we have assumed the lessor will not excerise its right to sell the two Suezmax tankers to us until after the lease term expire, which is during the years 2017 to 2018. The purchase price for any Suezmax tanker we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 1 – Financial Statements: Note 5 – Vessel Charters”.

(3)	We have corresponding leases whereby we are the lessor and expect to receive approximately $276.2 million for these leases from the remainder of 2016 to 2029.
(4)

As at March 31, 2016, we have 10 LNG carrier newbuildings on order and the remaining cost for these newbuildings totaled $1,688.6 million, including estimated interest and construction supervision fees.

As part of the acquisition of an ownership interest in the BG Joint Venture, we agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four newbuilding LNG carriers and to fund our proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and our proportionate share of newbuilding installments, net of the secured financing within the joint venture for the LNG carrier newbuildings, totaled $70.9 million as of March 31, 2016. However, as part of this agreement with BG, we expect to recover $17.2 million of the shipbuilding supervision and crew training costs from BG between the remainder of 2016 and 2019.

In July 2014, the Yamal LNG Joint Venture, in which we have a 50% ownership interest, entered into agreements for the construction of six LNG carrier newbuildings. As at March 31, 2016, our 50% share of the estimated remaining cost for these six newbuildings totaled $942.3 million. The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings, which is estimated to be $2.1 billion.

In December 2015, the Partnership entered into an agreement with National Oil & Gas Authority (or Nogaholding), Samsung C&T (or Samsung) and Gulf Investment Corporation (or GIC) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture), for the development of an LNG receiving and regasification terminal in Bahrain. The Partnership has 30% ownership in the Bahrain LNG Joint Venture. The project will be owned and operated under a 20-year agreement commencing in mid-2018 with a fully-built up cost of approximately $872.0 million. As at March 31, 2016, our 30% share of the estimated remaining costs is $261.6 million. The Bahrain LNG Joint Venture intends to secure debt financing for approximately 75% of the fully built-up cost of the LNG receiving and regasification terminal in Bahrain.

The table above includes our proportionate share of the newbuilding costs, net of secured financing, for six LPG carrier newbuildings scheduled for delivery between the remainder of 2016 and 2018 in the joint venture between Exmar and us. As at March 31, 2016, our 50% share of the estimated remaining cost for these six newbuildings, net of secured financing within the joint venture, totaled $86.9 million, including estimated interest and construction supervision fees.

(5)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2016.
(6)

Excludes expected interest payments of $2.5 million (remainder of 2016), $3.1 million (2017), $1.8 million (2018), $0.5 million (2019), $0.5 million (2020), and $0.8 million (beyond 2020). Expected interest payments are based on EURIBOR at March 31, 2016, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge for certain of our variable-rate debt.

(7)

Excludes expected interest payments of $12.8 million (remainder of 2016), $13.5 million (2017), $9.7 million (2018), $5.8 million (2019), and $2.9 million (2020). Expected interest payments are based on NIBOR at March 31, 2016, plus margins that range up to 5.25%, as well as the prevailing U.S. Dollar/NOK exchange rate as of March 31, 2016. The expected interest payments do not reflect the effect of the related cross currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. The details of our equity accounted investments are shown in “Item 18 – Notes to Consolidated Financial Statements: Note 6 – Equity Method Investments” of our Annual Report on Form 20-F for the year ended December 31, 2015. In addition, please read “Item 1 – Financial Statements: Note 6 – Advances to Equity Accounted Joint Ventures”.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions discussed in “Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates” of our Annual Report on Form 20-F for the year ended December 31, 2015, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015. There have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At March 31, 2016, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at March 31, 2016, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2016 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•

our distribution policy and our ability to make cash distributions on our units or any increases in quarterly distributions, the temporary nature of our current reduced distribution level and the impact of cash distribution reductions on our financial position;

•	the stability and growth of our business and future cash flows;

•

our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•	our liquidity needs, anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our expected sources of funds for liquidity and working capital needs and our ability to enter into new bank financings and to refinance existing indebtedness;

•	growth prospects and future trends of the markets in which we operate;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets and spot LNG, LPG and tanker charter rates;

•	our ability to conduct and operate our business and the business of our subsidiaries in a manner than minimizes taxes imposed upon us and our subsidiaries;

•	the expected lifespan of our vessels, including our expectations as to any impairment of our vessels;

•

our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels’ ability to perform to specifications and maintain their hire rates in the future;

•

our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter, including our 52% owned vessels, the Magellan Spirit and the Methane Spirit;

•	the adequacy of our insurance coverage, including our expectation that insurance will cover the costs related to the grounding of the Magellan Spirit, less an applicable deductible;

•	our expectation of collecting a settlement amount from the charterer of the Magellan Spirit prior to the end of the second quarter of 2016;

•	the future resumption of a LNG plant in Yemen operated by YLNG and expected repayment of deferred hire amounts on our two 52% owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG;

•

expected purchases and deliveries of newbuilding vessels, our ability to obtain charter contracts for LNG carrier newbuildings that are not yet subject to fixed-rate contracts, and the newbuildings’ commencement of service under charter contracts;

•	expected financing and deliveries of the LPG newbuilding vessels in Exmar LPG BVBA;

•	expected financing for the Yamal LNG Joint Venture;

•

our expectations regarding the financing, schedule and performance of the Bahrain LNG Joint Venture, and our expectations regarding the supply, modification and charter of the FSU vessel for the project;

•	expected funding of our proportionate share of the remaining shipyard installment payments for the BG Joint Venture;

•	the cost of supervision and crew training in relation to the BG Joint Venture, and our expected recovery of a portion of those costs;

•	the expected technical and operational capabilities of newbuildings, including the benefits of the MEGI twin engines in certain LNG carrier newbuildings;

•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•	obtaining LNG and LPG projects that we or Teekay Corporation bid on;

•	the expected timing, amount and method of financing for our newbuilding vessels and the possible purchase of two of our leased Suezmax tankers, the Teide Spirit and the Toledo Spirit;

•

our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our former and current leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

•

our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign exchange, interest rate and spot market rates on our business and results of operations;

•	the potential impact of new accounting guidance;

•	anticipated taxation of our partnership and its subsidiaries; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production or price of LNG, LPG or oil; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; spot tanker market rate fluctuations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our newbuilding carriers or other vessels; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations or the outcome of tax positions; our and our joint ventures’ potential inability to raise financing for its existing newbuildings, refinance its debt maturities, or to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity and debt markets; LNG or LPG project delays or abandonment; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; failure to materialize of assumptions underlying our estimates of U.S. federal taxable income to a holder of our common units in a given year; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2015. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2016

PART I – FINANCIAL INFORMATION

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2016, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and capital lease obligations as well as the potential exercise of early termination options for certain of our interest rate swaps.

	Expected Maturity Date
	Remainder							Fair
	of					There-		Value
	2016	2017	2018	2019	2020	after	Total	Liability	Rate(1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	90.7	123.3	573.9	91.5	63.5	494.1	1,437.0	(1,370.5)	2.0%
Variable Rate (Euro) (3) (4)	11.9	16.9	135.0	9.6	10.3	65.9	249.6	(237.6)	1.4%
Variable Rate (NOK) (4) (5)	—	84.7	108.8	—	120.9	—	314.4	(290.9)	5.4%

Capital Lease Obligations:
Fixed-Rate ($U.S.) (6)	8.0	34.5	33.0	7.0	7.4	142.0	231.9	(231.9)	5.5%
Average Interest Rate (7)	5.5%	4.8%	6.2%	5.5%	5.5%	5.5%	5.5%

Interest Rate Swaps: (8)
Contract Amount ($U.S.) (9)	18.1	167.0	85.4	175.8	55.3	542.3	1,043.9	(88.2)	3.6%
Average Fixed Pay Rate (2)	3.2%	4.8%	3.8%	2.8%	3.4%	3.4%	3.6%
Contract Amount (Euro) (4) (10)	11.9	16.9	135.0	9.6	10.3	65.9	249.6	(40.4)	3.1%
Average Fixed Pay Rate (3)	3.1%	3.1%	2.6%	3.7%	3.7%	3.9%	3.1%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate term loans, which as of March 31, 2016 ranged from 0.30% to 2.80%. Please read “Item 1 – Financial Statements: Note 7 – Long-Term Debt”.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2016.
(5)

Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK 700 million, NOK 900 million, and NOK 1,000 million debt have been economically hedged with cross currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at rates of 6.88%, 6.43%, and 5.92%, respectively, and the transfer of principal locked in at $125.0 million, $150.0 million, and $134.0 million, respectively, upon maturity. Please see below in the foreign currency fluctuation section and read “Item 1 – Financial Statements: Note 10 – Derivative Instruments and Hedging Activities”.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(7)

The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate to.

(8)

Interest rate swaps does not reflect our swaption agreements, whereby we have a one-time option to enter into an interest rate swap at a fixed rate with a third party, and the third party has a one-time option to require us to enter into an interest rate swap at a fixed rate. If we or the third party exercises its option, there will be cash settlements for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap. The net fair value of the interest rate swaption agreements as at March 31, 2016 was a liability of $12.5 million. “Item 1 – Financial Statements: Note 10 – Derivative Instruments and Hedging Activities”.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.
(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The time-charter contract is scheduled to expire in August 2025, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At March 31, 2016, the fair value of this derivative liability was $2.2 million and the change from March 31, 2015 to the reporting period has been reported in realized and unrealized loss on non-designated derivative instruments.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. Dollars because primarily all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 219.3 million Euros ($249.6 million) and Euro-denominated restricted cash deposits of 17.1 million Euros ($19.4 million), respectively, as at March 31, 2016. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2017 through 2020, and to economically hedge the interest rate exposure. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our NOK-denominated bonds due in 2017 through 2020. Please read “Item 1 – Financial Statements: Note 10 – Derivative Instruments and Hedging Activities”. At March 31, 2016, the fair value of these derivative liabilities was $107.3 million and the change from December 31, 2015 to the reporting period has been reported in foreign currency exchange (loss) gain. As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, realized and unrealized loss on non-designated derivative instruments and foreign currency exchange (loss) gain.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2016

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-188387) FILED WITH THE SEC ON MAY 6, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-197479) FILED WITH THE SEC ON JULY 17, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-197651) FILED WITH THE SEC ON JULY 25, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

Date: May 26, 2016	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)